Westcap Markets, LLC

(S.E.C. NO. 8-70895)

Statement of Financial Condition
December 31, 2024
and
Independent Auditors Report

This report is filed as a PUBLIC document in accordance with rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-70895

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Westcap Markets, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

25 Church Road
(No. and Street)

Rye Beach	NH	03871
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kristina Bach	914 907 4271	kristina@finopsvcs.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name – if individual, state last, first, and middle name)

30 Rockefeller Plaza	New York	NY	10112-0015
(Address)	(City)	(State)	(Zip Code)

10/20/2003	34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey Mullen, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Westcap Markets, LLC, as of December 31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JULIANNE PISANO
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01PI6432127
Qualified in Richmond County
Commission Expires 04/25/2026

Signature:

Title: CEO

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA
Tel: 1 212 429 4000
Fax: 1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member and Management of Westcap Markets, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Westcap Markets, LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

March 27, 2025

We have served as the Company's auditor since 2023.

Westcap Markets, LLC

Statement of Financial Condition
December 31, 2024

ASSETS		
Cash and cash equivalents	$	88,088
Fixed assets, net		50,679
Operating lease right of use asset (net of accumulated amortization of $22,029)		11,762
Prepaid expenses		67,542
	$	218,071
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accrued professional fees	$	54,778
Operating lease liability		11,718
Total Liabilities		66,496
Member's equity		151,575
	$	218,071

See accompanying notes to the Statement of Financial Condition

Westcap Markets, LLC

Notes to Statement of Financial Condition
December 31, 2024

1. **Organization**

   Westcap Markets, LLC, (the "Company"), a Delaware limited liability company, was formed on October 20, 2021 for the purpose of collecting commissions and fee transaction proceeds by engaging in best efforts underwritings, private placement of securities, sales of mutual funds, and advising on mergers and acquisitions. The Company will continue in perpetuity until the dissolution and termination in accordance with the Limited Liability Company Agreement ("LLCA"). The Company is a registered broker-dealer under the Securities and Exchange Act of 1934, and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's membership with FINRA was approved on January 6, 2023.

   The Company is a wholly owned subsidiary of WestCap Management, LLC ("Parent" or "WestCap Management"). Profits and losses are allocated in accordance with the LLCA.

   The liability of a limited liability company's member for the losses, debts and obligations of the company is generally limited to its capital contributions.

   The Company considers the Parent and its founder, senior managing directors, employees, subsidiaries, the WestCap Management Funds to be affiliates. WestCap Management Funds refer to the funds and other vehicles that are managed by WestCap Management.

2. **Significant Accounting Policies**

   Basis of Presentation
   The accompanying Statement of Financial Condition of the Company has been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

   Use of Estimates
   The preparation of the Statement of Financial Condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

   Cash and Cash Equivalents
   Cash and cash equivalents include highly liquid investments with three months or less to maturity at the date of purchase. Cash equivalents are primarily classified as Level I as they are valued using quoted prices that are available in active markets for identical financial instruments as of the reporting date.

   The Company's cash balances are insured up to $250,000 by the Federal Deposit Insurance Corporation. As of December 31, 2024, the Company did not hold any cash equivalents.

   Revenues and Other Income
   Revenues will consist of commissions and fees generated by best efforts underwritings, private placements of securities, sales of mutual funds, and advising on mergers and acquisitions. Other income consists of interest and dividends which were recognized as earned on a monthly basis.

2. Significant Accounting Policies (continued)

Fixed Assets
Furniture, equipment and leasehold improvements are stated at cost. Maintenance and repairs are charged to operations. Depreciation expense is calculated using the straight-line method over the respective assets' estimated useful lives. Leasehold improvements are amortized over the shorter of the economic useful life of the improvement or the lease term. The useful lives are as follows:

Office Equipment	5 years
Furniture and Fixtures	7 years
Leasehold Improvements	3 years

Employee Compensation and Benefits
Westcap Management allocates a portion of its employees' services to the Company. The Company reimburses Westcap Management pursuant to an expense sharing agreement further described in Note 6.

Income Taxes
The Company is a disregarded entity for income tax purposes as its results of operations are included in the income tax returns of its Parent. As of December 31, 2024, the Company has not recognized any contingencies in the Statement of Financial Condition related to uncertain tax positions. There are no uncertain tax positions requiring disclosure.

Lease Accounting
The Company follows Accounting Standards Codification 842, Leases ("ASC 842"), and recognizes an asset and a liability on its Statement of Financial Condition related to the right and obligation created by a lease agreement with a term greater than 12 months, regardless of whether it is classified as a finance or operating lease. The operating lease right of use asset is amortized to expense over the life of the lease, and the operating lease liability is reduced as lease payments are made over the life of the lease. See Note 7 for further information.

3. Segment Reporting

The Company is engaged in a single line of business as a securities broker dealer, and will derive revenues from commissions and fees generated by best efforts underwritings, private placements of securities, sales of mutual funds, and advising on mergers and acquisitions.

The Company has identified its Chief Executive Officer ("CEO") as the chief operating decision maker ("CODM"), who uses net income and significant expenses to evaluate the results of the business and to manage the Company.

Additionally, the CODM uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy and liquidity for operations. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

4. Fixed Assets

Property and equipment are comprised of the following components:

	Useful Life		
Computer equipment	5 years	$	3,970
Furniture and fixtures	7 years		18,789
Leasehold improvements	3 years		101,994
		$	124,753
Less: accumulated depreciation			74,074
Fixed assets, net		$	50,679

5. Net Capital

As a registered broker-dealer, the Company files an unconsolidated FOCUS Report and is subject to the Uniform Net Capital Rule of the Securities Exchange Act of 1934 ("Rule 15c3-1"), which requires the maintenance of minimum net capital of the greater of $5,000 and 6.67% of aggregate indebtedness. At December 31, 2024, the Company had net capital of $33,310, which was $28,310 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1.64 to 1.

The Company does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to, customers and accordingly is exempt for the Customer Protections Rule (Rule 15c3-3).

6. Related Party Transactions

The Company sublets office space from the Parent pursuant to a sublease agreement in the amount of $1,000 per month.

The Company and the Parent entered into an Administrative Services and Expense Sharing Agreement (the "Agreement") in a manner consistent with the Securities and Exchange Commission ("SEC") rules 15c3-1, 17a-3, 17a-4, and 17a-5 and other relevant SEC and FINRA regulations and interpretations, whereas the Parent agrees to pay certain of the administrative and other expenses relating to the operation of the Company, and the Company agrees to reimburse the Parent for such expenses in accordance with the Agreement. These expenses are reflected in the accompanying Statement of Financial Condition. The Company settles this payable periodically. The amount payable at December 31, 2024 is $0.

7. Commitments and Contingencies

The Company maintains its office in Rye Beach, NH, under a 3-year sublease agreement. Using the incremental borrowing rate corresponding to the duration of the sublease, the Company measured the present value of the lease payments through lease expiration. The following table reflects operating lease remaining obligation, imputed interest, liability, and right of use asset as of December 31, 2024.

Remaining obligation	$	12,000
Imputed interest		282
Liability	$	**11,718**
Right of use asset	$	**11,762**

The Company may, from time to time, be involved in litigation and claims incidental to the conduct of its business. The Company is also subject to extensive regulation, which may result in regulatory proceedings against the Company. The Company accrues a liability for legal proceedings only when those matters present loss contingencies that are both probable and reasonably estimable. In such cases, there may be an exposure to loss in excess of any amounts accrued.

In the normal course of business, the Company enters into contracts that contain a variety of indemnification arrangements. The Company's exposure under these arrangements, if any, cannot be quantified. However, the Company, based on its history and experience, has not had claims or losses pursuant to these indemnification arrangements and expects the potential for a material loss to be remote.

8. Subsequent Events

The Company has evaluated the impact of all subsequent events from December 31, 2024 through March 27, 2025, the date the Statement of Financial Condition was issued, and has determined there were no subsequent events requiring recognition or disclosure in the Statement of Financial Condition.

* * * *